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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                 (AMENDMENT NO. 23)(1)


                                    The Gap, Inc.
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                                   (Name of Issuer)

                                     Common Stock

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                            (Title of Class of Securities)

                                     364760-10-8

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                                    (CUSIP Number)


                                  December 31, 1998

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               (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

           / /   Rule 13d-1(b)
           / /   Rule 13d-(c)
           /X/   Rule 13d-1(d)



--------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  _364760-10-                13G           Page    2   of    7   Pages

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1.   NAME OF REPORTING PERSONS:  Donald G. Fisher
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

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                 5.   SOLE VOTING POWER
   NUMBER OF          0

    SHARES       ---------------------------------------------------------------
                 6.   SHARED VOTING POWER
 BENEFICIALLY         131,416,389 (owned jointly with filing person's spouse,
                      Doris F. Fisher, who is filing a separate Schedule 13G/A).
   OWNED BY      ---------------------------------------------------------------
                 7.   SOLE DISPOSITIVE POWER
     EACH             378,919 (See Item 4.)

   REPORTING     ---------------------------------------------------------------
                 8.   SHARED DISPOSITIVE POWER
                      131,416,389 (owned jointly with filing person's spouse,
    PERSON            Doris F. Fisher, who is filing a separate Schedule
                      13G/A).
                 ---------------------------------------------------------------
     WITH

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     131,795,208
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                  /X/
     See Attachment A
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     23.1
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12.  TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  _364760-10-                13G           Page    3   of    7   Pages


ITEM 1(a).   NAME OF ISSUER:

             The Gap, Inc. (the "Issuer")

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

             One Harrison Street
             San Francisco, CA  94105

ITEM 2(a).   NAME OF PERSON FILING:

             Donald G. Fisher ("Reporting Person")

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

             One Harrison Street
             San Francisco, CA  94105

ITEM 2(c).   CITIZENSHIP:

             USA

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock (the "Common Stock")

ITEM 2(e).   CUSIP NUMBER:

             364760-10-8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a)  / /  Broker or dealer registered under Section 15 of the Act,

        (b)  / /  Bank as defined in Section 3(a)(6) of the Act,

        (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) / / Investment Company registered under Section 8 of the Investment Company Act,

        (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

        (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, SEE 13d-1(b)(1)(ii)(F),

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CUSIP No.  _364760-10-                13G           Page    4   of    7   Pages


        (g)  / /  Parent Holding Company, in accordance with Rule
                  13d-1(b)(1)(ii)(G); SEE Item 7,

        (h)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.           OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l (b)
(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)  Amount beneficially owned:  131,795,208

        (b)  Percent of class:  23.1

        (c)  Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote:  0

             (ii)  Shared power to vote or to direct the vote:  131,416,389

             (iii) Sole power to dispose or to direct the disposition of:
                   378,819

             (iv)  Shared power to dispose or to direct the disposition of:
                   131,416,389

This amended Schedule 13G is being filed to correct an error in the characterization of 378,819 shares held by the Donald and Doris Fisher Family Foundation. Although Donald G. and Doris F. Fisher do not otherwise have voting or disposition power over the shares of the Issuer held by the Foundation, the Board of Directors of the Foundation by resolution dated November 17, 1998 gave Donald G. Fisher authority to dispose of stock of the Issuer and reinvest the proceeds on behalf of the Foundation. Donald G. and Doris F. Fisher disclaim beneficial ownership of all 378,819 shares.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following / /.

ITEM 6.      OWNERSHIP OF MOVE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             N/A

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             N/A

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             N/A

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CUSIP No.  _364760-10-                13G           Page    5   of    7   Pages


ITEM 10.     CERTIFICATION.

             N/A

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CUSIP No.  _364760-10-                13G           Page    6   of    7   Pages

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 12, 1999
                                        --------------------------
                                                   (Date)


                                           /s/ Donald G. Fisher
                                        --------------------------
                                                (Signature)



                                         Donald G. Fisher/Chairman
                                        --------------------------
                                               (Name/Title)

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CUSIP No.  _364760-10-                13G           Page    7   of    7   Pages



                                    ATTACHMENT A

                                   SCHEDULE 13G/A

                                   THE GAP, INC.
                                  (Name of Issuer)

                                    364760-10-8
                                   (CUSIP NUMBER)

10. Excludes shares held, directly or indirectly, by Reporting Person's three adult sons, beneficial ownership of which is disclaimed.